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                               May 27, 2022

       Rick Correia
       Chief Financial Officer and Treasurer
       MoneyLion Inc.
       30 West 21st Street, 9th Floor
       New York, NY 10010

                                                        Re: MoneyLion Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed May 6, 2022
                                                            File No. 333-263775

       Dear Mr. Correia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. Refer to your response to comment 1. You state that you are in the process of adding
                                                        Solana to the MoneyLion
Crypto platform and anticipate adding Avalanche. Please
                                                        provide us your
analysis whether either Solana or Avalanche is a "security" within the meaning of Section
2(a)(1) of the Securities Act.
       Our process for analyzing whether or not a particular digital asset, page 30

   2. Refer to your response to comment 1. The first clause of the first sentence of the last paragraph of this risk
factor tends to obscure the risk presented. Please explicitly state
 Rick Correia
MoneyLion Inc.
May 27, 2022
Page 2
      that your process is a risk-based assessment not binding on regulatory bodies or the courts.
3. Refer to your response to comment 1. Please describe here your internal processes for determining whether the crypto assets available through MoneyLion Crypto are not securities for purposes of the federal securities laws. Disclose that any determination you make is a risk-based assessment, not a legal standard binding on a regulatory body or court, and does not preclude legal or regulatory action. Address whether and to what extent you consult legal counsel, including obtaining counsel's opinion, in making these determinations. If not, describe the attendant risks.
Business
Our Business Model, page 81

4. We note your disclosure in the last paragraph on page 83 regarding the circumstances in which Zero Hash is required to indemnify you. Please disclose that Zero Hash is not required to indemnify you or MoneyLion Crypto customers for any risk of loss related to
      customers    underlying crypto assets, nor does it require Zero Hash to maintain an
      insurance policy with respect to the crypto assets of MoneyLion Crypto customers custodied with Zero Hash. In this regard, refer to your disclosure in the second paragraph under the risk factor, "States may require that we obtain licenses that apply to blockchain technologies and digital assets," on page 31.
Regulatory Environment, page 87

5. Please place the discussion in the four full paragraphs on page 92 in a separately-
      captioned subsection.
       Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217
with any questions

       .



                                                            Sincerely,
FirstName LastNameRick Correia
                                                            Division of
Corporation Finance
Comapany NameMoneyLion Inc.
                                                            Office of Finance
May 27, 2022 Page 2
cc:       Byron B. Rooney
FirstName LastName